Brighton Announces Production

DALLAS, TX February 4, 2008 -- Brighton Oil & Gas, Inc. (OTC BB:BROG- News) The Company has begun selling oil produced from its leases in West Texas. Initial production is approximately 360 barrels of oil per month. Currently 4 wells are producing. Additional wells will be put online as soon as the necessary equipment is available to rework them. The Company is currently reviewing the reserves on an additional 70 wells, also in West Texas. The Company has an option to purchase the wells in an all stock transaction. Should the Company exercise the option to purchase the leases the detail of that purchase will be announced.

The Board of Directors filled two Director Vacancies due to the resignation of Mr. Duke and Mr. Barbee. Jeffery Joyce and Dean Elliott were appointed to fill the vacancies. After the appointment of the new Directors, Mr. Stidham offered his resignation as President and Director. Mr. Joyce was appointed President and Mr. Elliott was appointed Vice President and Secretary of the Company.

Jeffrey Joyce's expertise is in project management and sales development, having been active in project management and sales development roles for various real estate concerns in the Dallas, Texas area.

Dean Elliott has over 30 years experience in various oil and gas executive positions varying from mid-size independent oil and gas operators to large fully integrated publicly traded energy companies. Mr. Elliott has extensive knowledge in seeking, evaluating, securing, drilling and developing over 100 oil and gas wells in Texas, Oklahoma and Louisiana. His background ... also includes extensive experience in mergers and acquisitions, financing and hands-on experience in all aspects of oil and gas operations, from prospect to pipeline.

About Brighton Oil & Gas, Inc.

Brighton Oil & Gas, Inc. is an oil and gas company with a focus on oil and gas prospects and properties in Texas. Brighton is careful to develop a thorough drilling plan using advanced technologies in both mapping and the use of 3D seismic reports and information. Brighton trades under the ticker symbol BOGS. For more information on the Company, visit www.Brightonoil.com.

This Press Release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934. A statement identified by the words "expects," intends," "projects," "plans," or similar phrases may be deemed "forward-looking statements." Although Brighton Oil & Gas, Inc. believes that the expectations reflected in such forward-looking statements are reasonable, these statements involve risks and uncertainties that may cause actual future activities and results to be materially different from those suggested or described in this press release. These include risks inherent in the drilling of oil and natural gas wells, including risks of fire, explosion, blowout, pipe failure, casing collapse, unusual or unexpected formation pressures, environmental hazards, and other operating and production risks inherent in oil and natural gas drilling and production activities, which may temporarily or permanently reduce production or cause initial production or test results to not be indicative of future well performance or delay the timing of sales or completion of drilling operations; risks with respect to oil and natural gas prices, a material decline in which could cause the Company to delay or suspend planned drilling operations or reduce production levels; and risks relating to the availability of capital to fund drilling operations that can be adversely affected by adverse drilling results, production declines and declines in oil and gas prices and other risk factors.

Contact:

Jeffrey Joyce 972-450-5995